SECURITIE. . . .ON
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
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AUG 4 2006
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Claymore Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2455 Corporate West Drive
(No. and Street)

(City)	(State)	(Zip Code)
Lisle	**Illinois**	**60532**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven M. Hill **(630) 505-3712**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

(Address)	(City)	(State)	(Zip Code)
233 South Wacker Drive	**Chicago**	**IL**	**60606**

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Claymore Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

"OFFICIAL SEAL"
Susan Pittner
Notary Public, State of Illinois
My Commission Exp. 02/23/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Claymore Securities, Inc.
December 31, 2005

Claymore Securities, Inc.

Statement of Financial Condition

December 31, 2005

Contents

0601-0706868

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Claymore Securities, Inc.

We have audited the accompanying statement of financial condition of Claymore Securities, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 3, 2006

Claymore Securities, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 157,083
Deposit with clearing broker	100,796
Trade receivables	776,365
Securities owned, at market value	1,157,235
Furniture and equipment (net of accumulated depreciation of $93,069)	182,976
Other assets	99,999
Total assets	$ 2,474,454
Liabilities and stockholder's equity	
Accounts payable and accrued liabilities	$ 634,243
Due to clearing broker	219,162
Deferred tax liability, net	52,314
Total liabilities	905,719
Stockholder's equity:	
Common stock without par value, $10 stated value, 100,000 authorized shares, 95,500 shares issued; 71,965 shares outstanding	955,000
Additional paid-in capital	1,979,500
Retained earnings	9,161,522
Less treasury stock, at cost (23,535 shares)	(405,841)
Less receivable from Parent	(10,121,446)
Total stockholder's equity	1,568,735
Total liabilities and stockholder's equity	$ 2,474,454

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

Claymore Securities, Inc. (the "Company") acts as sponsor, portfolio supervisor, and securities evaluator to various equity and fixed income unit investment trust portfolios. The Company also participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company is a wholly owned subsidiary of Claymore Group, LLC (the "Parent").

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker and dealer with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. (the "NASD"). This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company clears its securities transactions on a fully disclosed basis through Pershing (the "Clearing Broker").

Trade Receivables

Trade receivables consist of out-of-pocket costs for which fund reimbursement is expected, monthly secondary market servicing fees, evaluation fees, and creation and development fees related to unit investment trust portfolios sponsored and supervised by the Company.

Securities Owned

Securities are recorded on a trade-date basis. Unit investment trusts, closed-end, and open-end funds are carried at the net asset value of the respective trust or fund.

1. Organization and Summary of Significant Accounting Policies (continued)

Income Tax Status

The Company is included in the consolidated federal income tax return filed by the Parent. The Company provides for income taxes on a separate return basis and remits to the Parent amounts determined to be currently payable.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Furniture and Equipment

Furniture and equipment are recorded at cost, net of accumulated depreciation.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Securities Owned

Securities owned at December 31, 2005, consisted of the following:

Unit investment trusts sponsored by the Company, which contain underlying portfolios of:	
U.S. government securities	$ 41,570
Municipal bonds	11,273
Equity securities	1,106
Total unit investment trusts	53,949
Closed-end funds	647,323
Open-end funds	455,963
	$ 1,157,235

3. Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2005:

Office equipment	$ 254,555
Furniture	21,490
	276,045
Less accumulated depreciation	93,069
	$ 182,976

4. Income Taxes

Current taxes payable to the Parent are included in the receivable from parent on the statement of financial condition.

5. Employee Benefit Plan

The Company has a 401(k) plan (the Plan) covering substantially all employees. Participants may contribute from 1% to 90% of their compensation on a pretax basis. The Company can contribute a discretionary amount, subject to certain limitations as set forth in the Plan agreements.

6. Commitments

The Company leases office space under noncancelable leases with certain renewal options for like terms.

At December 31, 2005, the Company's future minimum rental commitments based upon the terms under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

	Operating Leases
2006	$ 84,441
2007	86,127
2008	87,813
2009	81,912
	$ 340,293

As of December 31, 2005, the Company was contingently liable in the amount of $155,000 under bank letters of credit used to seed the unit investment trusts.

7. Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, accounts payable and accrued liabilities are carried at the contracted amount, which approximates fair value.

8. Related Parties

The Company makes in-kind distributions of its trade receivables arising from deferred sales charges to the Parent. These distributions are reflected in the receivable from Parent in the statement of financial condition. These deferred sales charges are related to the sales of unit investment trust portfolios sponsored and supervised by the Company. These receivables are used by the Parent to collateralize certain debt of the Parent. In addition, certain receivables are collected on behalf of the Parent. These transactions are reflected as cash contributions from the Parent and are reflected in change in the receivable from Parent in the statement of financial condition.

The Parent provides certain administrative services which are allocated to the Company. These amounts are included in receivable from parent on the statement of financial condition. A product line cost allocation methodology is used to appropriately match revenues and expenses. The net results are recognized on the individual entity statements of operations and applied to intercompany balances.

9. Off-Balance Sheet Credit and Concentration of Risk

The Company has entered into a fully disclosed clearing agreement with the Clearing Broker for all unit investment trust trades between the Company and unaffiliated broker/dealer firms. The Company does not maintain accounts for public customers for unit investment trust transactions and, therefore, the Company does not effect unit investment trust transactions directly with members of the public. Consequently, at December 31, 2005, there were no amounts to be indemnified to the Clearing Broker for customer accounts.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain a minimum deposit of $100,000.

10. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Rule prohibits a broker-dealer from engaging in any securities business at a time when its net capital is less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and net capital requirements of $942,132 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.67 to 1.